UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No: ______)

                             FUN CITY POPCORN, INC.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                ----------------
                         (Title of Class of Securities)

                                    36075R104
                                ----------------
                                 (CUSIP Number)

                            Jonathan K. Bender, Esq.
                                 Siller Wilk LLP
                                675 Third Avenue
                               New York, NY 10017
                                 (212) 421-2233
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              (Page 1 of 15 Pages)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 2 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Judson A. Cooper
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                1,855,685 Shares of Common Stock
                    ------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY               27,473,417 Shares of Common Stock
       OWNED BY     ------------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                   1,855,685 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                27,473,417 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       29,329,102 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 3 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joshua D. Schein, Ph.D.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                2,420,955 Shares of Common Stock
                    ------------------------------------------------------------
      NUMBER OF           8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                27,473,417  Shares of Common Stock
      OWNED BY      ------------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    2,420,955 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                27,473,417  Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       29,894,372 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       38.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 4 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prism Ventures LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0 Shares of Common Stock
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 27,473,417 Shares of Common Stock
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                27,473,417 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       27,473,417 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       36.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 5 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Newton Technology Partners LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0 Shares of Common Stock
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 5,293,763 Shares of Common Stock
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                5,293,763 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,293,763 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 6 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Windsor Ventures LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0 Shares of Common Stock
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 5,017,066 Shares of Common Stock
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                5,017,066 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,017,066 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 7 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sapphire Ventures LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0 Shares of Common Stock
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 4,011,362 Shares of Common Stock
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,011,362 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,011,362 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 8 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tudor Technology Ventures LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0 Shares of Common Stock
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 3,153,368 Shares of Common Stock
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                3,153,368 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,153,368 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 36075R104                                           Page 9 of 15 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Entry Point Capital LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0 Shares of Common Stock
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 3,146,099 Shares of Common Stock
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0 Shares of Common Stock
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                3,146,099 Shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,146,099 Shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                                                            Page 10 of 15 Pages

                                  Schedule 13D

Item 1.  Security and Issuer.

      This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Fun City Popcorn, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"). The address of the principal executive office of the Company c/o Lev Pharmaceuticals, Inc. is 122 East 42nd Street, Suite 2606, New York, New York 10168.

Item 2.  Identity and Background.

      (a, b, c and f) This Statement is being filed by (i) Judson A. Cooper, a U.S. citizen ("Cooper"), (ii) Joshua D. Schein, Ph.D. ("Schein"), a U.S. citizen, (iii) Prism Ventures LLC, a Delaware limited liability company ("Prism"), (iv) Newton Technology Partners LLC, a New York limited liability company ("Newton"), (v) Windsor Ventures LLC, a New York limited liability company ("Windsor"), (vi) Sapphire Ventures LLC, a New York limited liability company ("Sapphire") (vii) Tudor Technology Ventures LLC, a New York limited liability company ("Tudor") and (viii) Entry Point Capital LLC, a New York limited liability company ("Entry Point"). The principal business of each of Prism, Newton, Windsor, Sapphire, Tudor and Entry Point is to hold certain investments. Each of Schein and Cooper own 50% of Prism and Schein and Cooper are the only members of Prism. Prism is the sole member of, and owns 100% of the limited liability company interests of each of Newton, Windsor, Sapphire, Tudor and Entry Point. The business address of Schein and Cooper is c/o Lev Pharmaceuticals, Inc. 122 East 42nd Street, Suite 2606, New York, New York 10168. The principal office of each of Prism, Newton, Windsor, Sapphire, Tudor and Entry Point is 524 Clubhouse Road, Woodmere, New York 11598. Cooper, Schein, Prism, Newton, Windsor, Sapphire, Tudor and Entry Point are referred to herein collectively as the "Reporting Persons."

      (d and e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Company entered into an Agreement and Plan of Merger dated as of November 5, 2004, as amended December 8, 2004, (the "Merger Agreement"), with Lev Acquisition Corp., a Delaware corporation, which is a wholly owned subsidiary ("Merger Sub") and Lev Pharmaceuticals, Inc., a Delaware corporation ("Lev"). Pursuant to the Merger Agreement, Merger Sub merged with and into Lev, and the combined entity became a wholly-owned subsidiary of the Company (the "Merger"). The Merger was consummated on December 29, 2004. The information set forth in this Item 3 is qualified in its entirety by the provisions of (i) the Merger Agreement which is filed as Exhibit 2 hereto and incorporated by reference herein and (ii) Amendment No. 1 to the Merger Agreement which is filed as
Exhibit 3 hereto and incorporated by reference herein.

At the effective time of the Merger, each issued and outstanding common share of Lev (the "Lev Common Stock"), including shares of Lev Common Stock issuable upon exercise of outstanding options and warrants of Lev (other than shares of Lev not subject to cancellation in accordance with the Merger Agreement) converted

                                                             Page 11 of 15 Pages

into the right to receive one-fifth (1/5) of a share of Common Stock, and ..1904425 shares of convertible preferred stock, par value $0.01 per share of the Company (the "Preferred Stock"). Each share of Preferred Stock will be convertible into 13.940688 shares of Common Stock upon approval by the Company's stockholders of a Certificate of Amendment of the Articles of Incorporation which will increase the authorized Common Stock to 150,000,000.

Each of the Reporting Persons received their shares of Common Stock and shares of Preferred Stock in connection with the Merger and the sole consideration for such securities paid by each Reporting Person was the shares of Lev Common Stock beneficially owned by such Reporting Person and tendered in the Merger.

Prior to the Merger, Cooper beneficially owned 10,273,252 shares of Lev Common Stock. Upon consummation of the Merger, Cooper was issued 2,054,651 shares of Common Stock and 1,956,463 shares of Preferred Stock.

Prior to the Merger, Schein beneficially owned 10,471,252 shares of Lev Common Stock. Upon consummation of the Merger, Schein was issued 2,094,251 shares of Common Stock and 1,994,172 shares of Preferred Stock.

Prior to the Merger, Prism beneficially owned 9,623,252 shares of Lev Common Stock. Upon consummation of the Merger, Prism was issued 1,924,650 shares of Common Stock and 1,832,677 shares of Preferred Stock.

Prior to the Merger, Newton beneficially owned 1,854,273 shares of Lev Common Stock. Upon consummation of the Merger, Newton was issued 370,855 shares of Common Stock and 353,132 shares of Preferred Stock.

Prior to the Merger, Windsor beneficially owned 1,757,353 shares of Lev Common Stock. Upon consummation of the Merger, Windsor was issued 351,470 shares of Common Stock and 334,675 shares of Preferred Stock.

Prior to the Merger, Sapphire beneficially owned 1,405,080 shares of Lev Common Stock. Upon consummation of the Merger, Sapphire was issued 281,016 shares of Common Stock and 267,587 shares of Preferred Stock.

Prior to the Merger, Tudor beneficially owned 1,104,546 shares of Lev Common Stock. Upon consummation of the Merger, Tudor was issued 220,909 shares of Common Stock and 210,353 shares of Preferred Stock.

Prior to the Merger, Entry Point beneficially owned 1,102,000 shares of Lev Common Stock. Upon consummation of the Merger, Entry Point was issued 220,400 shares of Common Stock and 209,868 shares of Preferred Stock.

Item 4.  Purpose of Transactions

         Each of the Reporting Persons currently intends to hold the shares of Common Stock of the Company for investment purposes. None of the Reporting Persons has any current intention to purchase additional shares of Common Stock. Other than as discussed herein, none of the Reporting Persons has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

In connection with the Merger, Judson Cooper was appointed to the Board of Directors and elected Chairman of the Board of Directors and Executive Vice President of the Company, and Joshua D. Schein was appointed to the Board of Directors and elected Chief Executive Officer of the Company.

In connection with the Merger, the Issuer is expected to change its name, redomesticate from Nevada to Delaware and take other actions described in the Issuer's Current Report on Form 8-K filed January 4, 2005.

                                                             Page 12 of 15 Pages

Item 5.  Interest in Securities of the Issuer.

(a) As of December 30, 2004, the Reporting Persons own the following securities of the Company:

(i) Cooper may be deemed to be the beneficial owner of 29,329,102 shares of Common Stock, representing 37.7% of the outstanding shares of Common Stock. Such shares include (a) 1,427,450 shares of Common Stock issuable upon exercise of stock options owned by Cooper, (b) 27,473,417 shares of Common Stock (consisting of (x) 1,924,650 shares of Common Stock and (y) 25,548,767 shares of Common Stock issuable upon conversion of 1,832,677 shares of Preferred Stock) beneficially owned by Prism, and (c) 428,235 Shares of Common Stock (consisting of (x) 30,0000 shares of Common Stock and (y) 398,235 shares of Common Stock issuable upon conversion of 28,566 shares of Preferred Stock) owned by certain family members of Mr. Cooper.

(ii) Schein may be deemed to be the beneficial owner of 29,894,372 shares of Common Stock, representing 38.5% of the outstanding shares of Common Stock. Such shares include (a) 1,427,450 shares of Common Stock issuable upon exercise of Stock Options owned by Schein, (b) 993,505 shares of Common Stock (consisting of
(x) 69,600 shares of Common Stock and (y) 923,905 shares of Common Stock issuable upon conversion of 66,274 shares of Preferred Stock and (c) 27,473,417 shares of Common Stock (consisting of (x) 1,924,650 shares of Common Stock and
(y) 25,548,767 shares of Common Stock issuable upon conversion of 1,832,677 shares of Preferred Stock) beneficially owned by Prism.

(iii) Prism may be deemed to be the beneficial owner of 27,473,417 shares of Common Stock representing 36.0% of the outstanding shares of Common Stock. Such shares consist of (a) 6,851,759 shares of Common Stock (consisting of (x) 480,000 shares of Common Stock and (y) 6,371,759 shares of Common Stock issuable upon conversion of 457,062 shares of Preferred Stock), (b) 5,293,763 shares of Common Stock (consisting of (x) 370,855 shares of Common Stock and (y) 4,922,908 shares of Common Stock issuable upon conversion of 353,132 shares of Preferred Stock) beneficially owned by Newton, (c) 5,017,066 shares of Common Stock (consisting of (x) 351,470 shares of Common Stock and (y) 4,665,596 shares of Common Stock issuable upon conversion of 334,675 shares of Preferred Stock) beneficially owned by Windsor, (d) 4,011,362 shares of Common Stock (consisting of (x) 281,016 shares of Common Stock and (y) 3,730,346 shares of Common Stock issuable upon conversion of 267,587 shares of Preferred Stock) beneficially owned by Sapphire, (e) 3,158,368 shares of Common Stock (consisting of (x) 220,909 shares of Common Stock and (y) 2,932,459 shares of Common Stock issuable upon conversion of 210,353 shares of Preferred Stock) beneficially owned by Tudor and (f) 3,146,099 shares of Common Stock (consisting of (x) 220,400 shares of Common Stock and (y) 2,925,699 shares of Common Stock issuable upon conversion of 209,868 shares of Preferred Stock).

(iv) Newton may be deemed to be the beneficial owner of 5,293,763 shares of Common Stock representing 6.9% of the outstanding Common Stock. Such shares of Common Stock include (a) 370,855 shares of Common Stock and (b) 4,922,908 shares of Common Stock issuable upon conversion of 353,132 shares of Preferred Stock.

(v) Windsor may be deemed to be the beneficial owner of 5,017,066 shares of Common Stock representing 6.6% of the outstanding Common Stock. Such shares of Common Stock include (a) 351,470 shares of Common Stock and (b) 4,665,596 shares of Common Stock issuable upon conversion of 334,675 shares of Preferred Stock.

(vi) Sapphire may be deemed to be the beneficial owner of 4,011,362 shares of Common Stock representing 5.3% of the outstanding Common Stock. Such shares of Common Stock include (a) 281,016 shares of Common Stock and (b) 3,730,346 shares of Common Stock issuable upon conversion of 267,587 shares of Preferred Stock.

(vii) Tudor may be deemed to be the beneficial owner of 3,158,368 shares of Common Stock representing 4.1% of the outstanding Common Stock. Such shares of Common Stock include (a) 220,909 shares of Common Stock and (b) 2,932,459 shares of Common Stock issuable upon conversion of 210,353 shares of Preferred Stock.

(viii) Entry Point may be deemed to be the beneficial owner of 3,146,099 shares of Common Stock representing 4.1% of the outstanding Common Stock. Such shares of Common Stock include (a) 220,400 shares of Common Stock and (b) 2,925,699 shares of Common Stock issuable upon conversion of 209,868 shares of Preferred Stock.

                                                             Page 13 of 15 Pages

(b) (i) Cooper may be deemed to have sole voting and dispositive power over 1,855,685 shares of Common Stock and shared voting and dispositive power with Prism with respect to 27,473,417 shares of Common Stock.

(ii) Schein may be deemed to have sole voting and dispositive power over 2,420,955 shares of Common Stock and share voting and dispositive power with Prism with respect to 27,473,417 shares of Common Stock.

(iii) Prism may be deemed to share voting and dispositive power over 27,473,417 shares of Common Stock with Cooper and Schein.

(iv) Newton may be deemed to have shared voting and dispositive power of 5,293,763 shares of Common Stock.

(v) Windsor may be deemed to have shared voting and dispositive power over 5,017,066 shares of Common Stock.

(vi) Sapphire may be deemed to have shared voting and dispositive power over 4,011,362 shares of Common Stock.

(vii) Tudor may be deemed to have shared voting and dispositive power over 3,158,368 shares of Common Stock.

(viii) Entry Point may be deemed to have shared voting and dispositive power over 3,146,099 shares of Common Stock.

(c) None in addition to the transactions described in Item 3.

(d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None in addition to the transactions described in Item 3.

Item 7. Material to be Filed as Exhibits.

         1. Joint Filing Agreement by and among Judson A. Cooper, Joshua D. Schein, Ph.D., Prism Ventures LLC, Newton Technology Partners LLC, Windsor Ventures LLC, Sapphire Ventures LLC, Tudor Technology Ventures LLC and Entry Point Capital LLC.

         2. Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc. dated as of November 5, 2004 filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 10, 2004 and incorporated by reference herein.

         3. Amendment No. 1 to Agreement and Plan of Merger by and among Fun City Popcorn, Inc., Lev Acquisition Corp. and Lev Pharmaceuticals, Inc. dated as of December 8, 2004 filed as Exhibit 2.2 to the Company's Annual Report on Form 10-KSB, filed on December 29, 2004 and incorporated by reference herein.

                                                             Page 14 of 15 Pages

                                    Signature

      After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of January 7, 2005                      /s/ Judson A. Cooper
                                                 ----------------------------
                                                   Judson A. Cooper

                                                 /s/ Joshua D. Schein
                                                 ----------------------------
                                                 Joshua D. Schein, Ph.D.

                                                 Prism Ventures LLC

                                                 By: /s/ Joshua D. Schein
                                                   --------------------------
                                                    Joshua D. Schein
                                                    Member

                                                 Newton Technology Partners LLC

                                                 By: Prism Ventures LLC
                                                     Member

                                                 By: /s/ Joshua D. Schein
                                                   --------------------------
                                                     Joshua D. Schein
                                                     Member

                                                 Windsor Ventures LLC

                                                 By: Prism Ventures LLC
                                                     Member

                                                 By: /s/ Joshua D. Schein
                                                   --------------------------
                                                    Joshua D. Schein
                                                    Member

                                                 Sapphire Ventures LLC

                                                 By: Prism Ventures LLC
                                                     Member

                                                 By: /s/ Joshua D. Schein
                                                   --------------------------
                                                     Joshua D. Schein
                                                     Member

                                                 Tudor Technology Ventures LLC

                                                 By: Prism Ventures LLC
                                                     Member

                                                 By: /s/ Joshua D. Schein
                                                   --------------------------
                                                     Joshua D. Schein
                                                     Member

                                                             Page 15 of 15 Pages

                                                 Entry Point Capital LLC

                                                 By: Prism Ventures LLC
                                                     Member

                                                 By: /s/ Joshua D. Schein
                                                   --------------------------
                                                     Joshua D. Schein
                                                     Member